UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-34515

 CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.

9 North West Fourth Ring Road Yingu Mansion Suite 1708

Haidian District Beijing, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Xianfu Han and Weili He

On March 28, 2019, Xianfu Han resigned from his position as Chief Executive Officer (“CEO”) and Chairman of the Board of Directors (“Chairman”) of China Advanced Construction Materials Group, Inc. (the “Company”). Mr. Han’s resignation did not result from any disagreement with the Company.

On March 28, 2019, Weili He resigned from his position as Interim Chief Financial Officer (“CFO”) and director of the Company. Mr. He’s resignation did not result from any disagreement with the Company.

Appointment of Sean Liu and Lili Jiang

On March 28. 2019, Sean Liu was appointed as CEO and Chairman to fill in the vacancy created by Mr. Han’s resignation effective immediately.

On March 28. 2019, Lili Jiang was appointed as CFO and director to fill in the vacancy created by Mr. He’s resignation effective immediately.

Mr. Liu has been serving as the President of MagniFinTech (“Magni”) since May 2017 and served as CEO of Wave Sync Corporation from July 2017 to August 2018. Prior to joining Magni, Mr. Liu served as the Murex Regional Manager at UBS from November 2015 to May 2017. From June 2008 to November 2015, Mr. Liu served as a Senior Consultant, Client Coordinator and Single-point of Contact at Murex North America. Mr. Liu has a Bachelor’s degree in Engineering from Tsinghua University in China, as well as two Master’s degrees in Financial Mathematics and Electrical Engineering from New Mexico State University.

Ms. Jiang has been serving as the Manager of the Overseas Medical Business Department of Aolan Health Management Co., Ltd (“Aolan”) since May 2016. Prior to joining Aolan, Ms. Jiang was the Business Executive Assistant at the Australian Embassy in China from July 2011 to April 2016. She is a Certified Public Accountant in Australia. Ms. Jiang has a Bachelor’s degree in Accounting and Finance from Sydney Technical University in Australia, and a Master’s degree in Economics in Finance from University of New South Wales in Sydney, Australia.

Mr. Liu has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Liu had, or will have, a direct or indirect material interest.

Ms. Jiang has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Ms. Jiang had, or will have, a direct or indirect material interest.

The Company entered into an employment agreement with Mr. Liu pursuant to which Mr. Liu shall receive an annual compensation of 120,000 ordinary shares of the Company. The employment agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibits 99.1.

The Company entered into an employment agreement with Ms. Jiang pursuant to which Ms. Jiang shall receive an annual compensation of 120,000 ordinary shares of the Company. The employment agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibits 99.2.

(d) Exhibits

Exhibit No.	Description

99.1	Employment Agreement by and between Sean Liu and China Advanced Construction Materials Group, Inc. dated March 28, 2019.
99.2	Employment Agreement by and between Lili Jiang and China Advanced Construction Materials Group, Inc. dated March 28, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2019

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.

By:	/s/ Xianfu Han
Xianfu Han
Chief Executive Officer

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